SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                  ____________________________________________

                        SCHEDULE 13D/A3 (Amendment No. 3)
                    Under the Securities Exchange Act of 1934

                       Bioject Medical Technologies, Inc.
      -------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, without par value
      -------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0905T-10-7
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                                 (CUSIP Number)

                                William F. Daniel
                              Elan Corporation, plc
                                  Lincoln House
                                  Lincoln Place
                                Dublin 2, Ireland
                                (353) 1-709-4000


      -------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  April 1, 2004
      -------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No.  0905T-10-7
--------------------------------------------------------------------------------
      (1) NAME OF REPORTING PERSONS
--------------------------------------------------------------------------------
                  Elan Corporation, plc
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                  N/A
--------------------------------------------------------------------------------
      (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                  Instructions)
                  (a) [ ]
                  (b) [ ]
--------------------------------------------------------------------------------
      (3) SEC USE ONLY

--------------------------------------------------------------------------------
      (4)         SOURCE OF FUNDS WC
--------------------------------------------------------------------------------
      (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)  [  ]
--------------------------------------------------------------------------------
      (6)         CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
--------------------------------------------------------------------------------
   Number of      (7)    SOLE VOTING POWER
     Shares              None
                  --------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               3,050,270
                  --------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             None
                  --------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         3,050,270
--------------------------------------------------------------------------------
      (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,050,270
--------------------------------------------------------------------------------
      (12)        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES  [  ]
--------------------------------------------------------------------------------
      (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  21.7% (based on 13,530,137 shares of Common Stock outstanding on February 23, 2004, as reported in the annual report on
                  Form 10-K filed by the Issuer on March 24, 2004, plus 505,334 shares of Common Stock issuable upon exercise of the Warrants)
--------------------------------------------------------------------------------
      (14)        TYPE OF REPORTING PERSON CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  0905T-10-7
--------------------------------------------------------------------------------
      (1)         NAME OF REPORTING PERSONS
                  Elan International Services, Ltd.
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                  N/A
--------------------------------------------------------------------------------
      (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                  Instructions)
                  (a) [ ]
                  (b) [ ]
--------------------------------------------------------------------------------
      (3)         SEC USE ONLY

--------------------------------------------------------------------------------
      (4)         SOURCE OF FUNDS WC
--------------------------------------------------------------------------------
      (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) or 2(e)  [  ]
--------------------------------------------------------------------------------
      (6)         CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
--------------------------------------------------------------------------------
   Number of      (7)    SOLE VOTING POWER
     Shares              None
                  --------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               3,050,270
                  --------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             None
                  --------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         3,050,270
--------------------------------------------------------------------------------
      (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,050,270
--------------------------------------------------------------------------------
      (12)        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES [  ]
--------------------------------------------------------------------------------
      (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  21.7% (based on 13,530,137 shares of Common Stock outstanding on February 23, 2004, as reported
                  in the annual report on Form 10-K filed by the Issuer on March
                  24, 2004, plus 505,334 shares of Common Stock issuable upon exercise of the Warrants)
--------------------------------------------------------------------------------
      (14)        TYPE OF REPORTING PERSON
                  CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  0905T-10-7
--------------------------------------------------------------------------------
      (1)         NAME OF REPORTING PERSONS
                  Elan Pharmaceutical Investments, Ltd.
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                  N/A
--------------------------------------------------------------------------------
      (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                  Instructions)
                  (a) [ ]
                  (b) [ ]
--------------------------------------------------------------------------------
      (3)         SEC USE ONLY
--------------------------------------------------------------------------------
      (4)         SOURCE OF FUNDS WC
--------------------------------------------------------------------------------
      (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) or 2(e)  [  ]
--------------------------------------------------------------------------------
      (6)         CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
--------------------------------------------------------------------------------
   Number of      (7)    SOLE VOTING POWER
     Shares              None
                  --------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               3,050,270
                  --------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             None
                  --------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         3,050,270
--------------------------------------------------------------------------------
      (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,050,270
--------------------------------------------------------------------------------
      (12)        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES [  ]
--------------------------------------------------------------------------------
      (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  21.7% (based on 13,530,137 shares of Common Stock outstanding on February 23, 2004, as reported
                  in the annual report on Form 10-K filed by the Issuer on March
                  24, 2004, plus 505,334 shares of Common Stock issuable upon exercise of the Warrants)
--------------------------------------------------------------------------------
      (14)        TYPE OF REPORTING PERSON
                  CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

     Item 1 of Schedule 13D is hereby amended and restated in its entirety as follows:

     This Amendment No. 3 amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on October 15, 1997, as amended by the
Schedule 13D/A1 filed with the Commission on January 15, 2003 and the Schedule 13D/A2 filed with the Commission on February 10, 2004 (the "Schedule 13D"), by Elan Corporation, plc ("Elan"), Elan International Services, Ltd. ("EIS") and Elan Pharmaceutical Investments, Ltd. ("EPIL"), relating to the common stock, no par value (the "Common Stock"), of Bioject Medical Technologies, Inc., an Oregon corporation (the "Issuer"), whose principal offices are located at 211 Somerville Road (Route 202 North), Bedminster, New Jersey 07921.

Item 5.  Interest in Securities of Issuer.

     Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) Elan and EIS (indirectly through their ownership of EPIL) and EPIL (directly) are the beneficial owners of 3,050,270 shares of Common Stock, representing 21.7% of the outstanding shares of Common Stock (based on 13,530,137 shares of Common Stock outstanding on February 23, 2004, as reported in the annual report on Form 10-K filed by the Issuer on March 24, 2004, plus 505,334 shares of Common Stock issuable upon exercise of the Warrants).

     (b) Elan Corporation, plc and EIS (indirectly through their ownership of EPIL) and EPIL (directly) each have shared voting and dispositive power over 3,050,270 shares of Common Stock.

     (c) From March 9, 2004 through April 2, 2004, EPIL sold an aggregate of 144,200 shares of Common Stock in open market transactions as listed below:

         DATE OF SALE                 AMOUNT               PRICE PER SHARE
         ------------                 ------               ---------------

            3/9/04                    15,000                    $3.16

           3/12/04                    25,000                    $3.18

           3/16/04                    10,000                    $3.21

           3/16/04                    25,000                    $3.16

           3/24/04                    25,000                    $3.19

           3/25/04                    23,200                    $3.21

            4/1/04                    16,000                    $3.00

            4/2/04                    5,000                     $3.00

     (d) None.

     (e) Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 5, 2004



                                   ELAN CORPORATION, PLC



                                    By: /s/  William F. Daniel
                                        ------------------------------------
                                        Name:  William F. Daniel
                                        Title: Company Secretary/Director


                                    ELAN INTERNATIONAL SERVICES, LTD.


                                    By: /s/  Kevin Insley
                                        ------------------------------------
                                        Name:  Kevin Insley
                                        Title: President and Chief
                                                 Financial Officer


                                    ELAN PHARMACEUTICAL INVESTMENTS, LTD.



                                    By: /s/  Kevin Insley
                                        ------------------------------------
                                        Name:  Kevin Insley
                                        Title: President and Chief
                                                 Financial Officer